UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Prospect Global Resources Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74348X103

(CUSIP Number)

18 Ozone Avenue

Venice, CA 90291

310-433-3999

Attn: Michael Stone

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS The Karlsson Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,605,834
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,605,834
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,605,834
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.0%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 74348X103	Schedule 13D	Page 3 of 5

This Amendment No. 1 to Schedule 13D (this “Amendment”) is filed by The Karlsson Group, Inc., an Arizona corporation (the “Reporting Person”), with respect to the Common Stock, $0.001 par value per share (the “Common Stock”), of Prospect Global Resources Inc., a Nevada corporation (the “Issuer”).

This Amendment amends and supplements the Items set forth below of the Reporting Person’s Schedule 13D previously filed with the Securities and Exchange Commission on June 11, 2012.

Item 3.	Source and Amount of Funds or Other Consideration

As more particularly described in an 8-K filed by the Issuer on June 4, 2012, with the Securities and Exchange Commission, on May 30, 2012, the Reporting Person, the Issuer and certain other parties entered into a Membership Interest Purchase Agreement (the “Membership Interest Purchase Agreement”) whereby the Issuer agreed to acquire from the Reporting Person the 50% of American West Potash LLC that it did not then own for an aggregate purchase price of $150,000,000, subject to certain adjustments (the “Transaction”). The Transaction closed on August 1, 2012. In connection with the Transaction, the Reporting Person was issued a warrant (the “May Warrant”) to purchase 5,605,834 shares of the Issuer’s Common Stock. The May Warrant is exercisable at any time and from time to time during the period beginning on May 30, 2012 and ending on May 30, 2019. On April 15, 2013, the May Warrant was amended to change the exercise price from $4.25 per share to $0.25 per share (the “May Warrant Amendment”).

As more particularly described in an 8-K filed by the Issuer on June 26, 2013, with the Securities and Exchange Commission, on June 26, 2013, the Issuer and the Reporting Person entered into a Second Extension Agreement which amended the senior first priority secured promissory note that the Issuer issued to the Reporting Person in connection with the Transaction (the “Note Amendment”). In connection with the Note Amendment, the Reporting Person was issued a warrant (the “June Warrant”, and together, with the May Warrant, collectively, the “Warrants”) to purchase 3,000,000 shares of the Issuer’s Common Stock at an exercise price of $0.12 per share. The June Warrant is exercisable at any time and from time to time during the period beginning on June 26, 2013 and ending on June 26, 2018.

Item 4.	Purpose of Transaction

The Reporting Person acquired the Warrants for investment purposes. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, communications with management and the Board of Directors of the Issuer, nominating or recommending candidates to serve as members of the Board of Directors of the Issuer, having discussions with other stockholders and potential nominees to the Board of Directors of the Issuer, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional shares of Common Stock or other securities of the Issuer, selling some or all of the Warrants or the shares of Common Stock received upon exercise of the Warrants, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock, or changing its intention with respect to any and all matters referred to in this Item 4.

The Reporting Person may also engage in and may plan for its engagement in any of the items discussed in clauses (a) through (j) of Item 4 of the instructions to Schedule 13D. However, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

CUSIP No. 74348X103	Schedule 13D	Page 4 of 5

Item 5.	Interest in Securities of the Issuer

(a) As of June 26, 2013, the Reporting Person is the beneficial owner of 8,605,834 shares of Common Stock underlying the Warrants, representing approximately 7.0% of the issued and outstanding shares of Common Stock of the Issuer, based upon 115,119,415 shares of Common Stock outstanding as of June 26, 2013.

(b) The Reporting Person has the sole power to vote or to direct the vote and dispose or to direct the disposition of the 8,605,834 shares of Common Stock underlying the Warrants.

(c) The information set forth in Item 3 is incorporated by reference herein.

Except as described above, the Reporting Person has not engaged in any transactions involving the securities of the Issuer in the past 60 days.

(d) - (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as described in Item 3, which information is incorporated herein by reference, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.	May Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on June 18, 2012).
Exhibit 2.	Membership Interest Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on June 4, 2012).
Exhibit 3.	May Warrant Amendment (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on April 17, 2013).
Exhibit 4.	Note Amendment (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on June 26, 2013).
Exhibit 5.	June Warrant (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on June 26, 2013).

CUSIP No. 74348X103	Schedule 13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2013

THE KARLSSON GROUP, INC.

By:	/s/ Anders Karlsson
Name:	Anders Karlsson
Title:	President